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PARTNERS

JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

WILL H. CAI ^

EDWARD H.P. LAM ¿*

HAIPING LI *

RORY MCALPINE ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

^   (ALSO ADMITTED IN CALIFORNIA)

¿ (ALSO ADMITTED IN  ENGLAND & WALES)

*   (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG _________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com CONFIDENTIAL October 1, 2015

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Dietrich King, Assistant Director

David Lin, Staff Attorney

Amit Pande, Accounting Branch Chief

Benjamin Phippen, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yirendai Ltd. (CIK No. 0001631761)

Response to the Staff’s Comment Letter Dated September 18, 2015

Dear Mr. King, Mr. Lin, Mr. Pande and Mr. Phippen:

On behalf of our client, Yirendai Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 18, 2015, and the Company’s proposed revisions to the draft registration statement on Form F-1 previously submitted to the Commission on August 7, 2015 via EDGAR for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “August 7 Submission”).

Securities and Exchange Commission

October 1, 2015

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references to the August 7 Submission where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the August 7 Submission.

*            *             *

1.	We note your disclosure on page 15 that you do not invest your own capital in loans facilitated through your marketplace. You recognize that the automated investing tool could cause you to hold investors’ funds for a period longer than a transfer from investor to borrower and since you allocate the investor funds among multiple approved borrowers, this part of your business goes beyond the simple one-to-one matching of investors with borrowers. You disclose on page 86 that the management fee you receive related to the automated investing tool is equal to the interest return on the loans to the investor in excess of the targeted return. You also clarify in your response to comment 4 filed on August 31, 2015 that there is no cap on the financial guarantee obligation you provide to investors related to loan defaults and you disclose on page 75 that the risk reserve fund purpose is to limit investor losses due to borrower defaults. Based on the above facts please explain in detail why the loan activity on your platform is not presented in your financial statements and the accounting guidance you relied upon.

The Company respectfully advises the Staff that, inherent in the definitions of a financial asset and a financial liability are the concepts of a contractual right and a contractual obligation, respectively. However, the Company does not have contractual rights against borrowers nor contractual obligations to investors with respect to the loans facilitated through its platform. The Company, as a non-banking entity, is prohibited from conducting business in the form of borrowing money from or lending money to individuals pursuant to relevant PRC laws and regulations. Based on the opinion of the Company’s counsel in the People’s Republic of China (PRC), under the tripartite agreement among the Company, investors and a borrower (the “Loan Agreement”), the Company only acts as an intermediary to facilitate a transaction between investors and a borrower, hence, at all times, the contractual lending relationship is between the borrower and the investors. The Company does not borrow money from the investor, so the investor has the contractual right to recover against the borrower and not the Company. Similarly, the Company is not the originator of the loan to the borrower and it does not have any creditor’s rights against the borrower. Thus, the Company is not the originator of the loan to the borrower. Rather the Company facilitates a transaction between the investor and borrower under the Loan Agreement.

Securities and Exchange Commission

October 1, 2015

As stated above, as a non-banking entity, the Company is prohibited from conducting business in the form of borrowing money from or lending money to individuals pursuant to relevant PRC laws and regulations. With respect to the Company’s proprietary automated investing tool, the Yidingying Agreement for Lending Consultation and Service (the “Lending Service Agreement”), which the Company enters into with each investor who agrees to use the automated investing tool, authorizes the Company to invest in loans listed on the Company’s online marketplace on behalf of and in the name of the investor. Under the Lending Service Agreement, the investor gives the Company irrevocable authority to invest the investor’s funds for a specified period of time, ranging from one to twelve months (the “Lock-Up Period”) on behalf of and in the name of the investor. For every investment facilitated by the Company during the Lock-Up Period, the Company enters into a Loan Agreement in the name of the investor. In effect, the Company is acting as the investor’s agent to select the borrowers on behalf of the investor and to enter into Loan Agreements in the name of such investor.

As with all Loan Agreements, multiple investors using the automated investing tool will sign a given Loan Agreement to fund the loan to a single borrower, although each investor retains his or her individual creditor’s rights against the borrower. At the end of the Lock-Up Period, the Company is obligated to assist the investor in transferring the investor’s creditor rights under the Loan Agreement to a new investor so that the existing investor can liquidate his or her investment. However, to the extent the Company is unable to identify a new investor to whom the existing investor’s creditor rights under the Loan Agreement can be transferred, based on the opinion of the Company’s PRC counsel, the Company has no obligation to assume the existing investor’s creditor rights. The existing investor is legally obligated to remain invested in the loan until a new investor can be identified or until the loan reaches maturity. Thus even at the end of the Lock-Up Period the Company has no contractual obligation to assume the existing investor’s creditor rights. While there may be a mismatch in the term of the borrower’s loan (loan terms for borrowers are up to 48 months) and the Lock-Up Period for the investor (the Lock-Up Period for the investor is up to 12 months), in effect the investor has agreed to provide financing to the borrower for the full term of the Loan Agreement. In essence, the automated investing tool results in multiple one-to-one investments with the same rights and obligations as if there were only one investor and one borrower because a separate loan agreement is entered into between the investors funding each loan and the borrower.

Securities and Exchange Commission

October 1, 2015

To the extent a borrower defaults during either the Lock-Up Period or thereafter, the investor retains creditor’s rights against the borrower, even though the investor has recourse to the Company under the Risk Reserve Fund Service Agreement that the Company enters into with each investor for the provision of investor protection services (the “Risk Reserve Fund Service Agreement”). The Company records a liability for this recourse obligation under ASC 460. After the Company has discharged its recourse obligation, the investor continues to retain creditor rights against the borrower. The investor only gives the Company the right to collect amounts due from the borrower on behalf of the investor and to utilize any such amounts collected to replenish the risk reserve fund and to reimburse the Company for any collection costs in the event that the Company has paid the investor from the risk reserve fund. Based on the legal opinion of the Company’s PRC counsel, pursuant to the Lending Service Agreement the Company has no legal obligation to refund to the investor his or her investment made using the Company’s platform in the event of default by the borrower, except that funds from the risk reserve fund (as defined in the Risk Reserve Fund Service Agreement) may need to be used to reimburse the investor pursuant to the Risk Reserve Fund Service Agreement.

When evaluating the terms of the contractual arrangements between the borrower and the investor discussed above, the Company also considered the concepts in ASC 860-10 to the effect that each party to a transaction should recognize only assets it controls and liabilities for which it is the primary obligor. As control over receivables from the borrower remains with the investor at all times, including upon default by the borrower, and the Company is not the primary obligor to the investor under the Loan Agreement or the Lending Service Agreement, the Company should not record a receivable from the borrower or a payable to the investor. However, under the Risk Reserve Fund Service Agreement the Company is considered to be a guarantor and records the stand-ready liability associated with the risk reserve fund service at its fair value.

In most instances, the funds initially invested by investors are completely allocated to specific loans within a short period of time, on average in less than one day. If there is a timing delay, the Company places the investor funds with third-party payment networks. The funds retain association with the investor but earn no interest until they are allocated to borrower loans, and the investor receives an interest return only once the funds are allocated to borrower loans. Currently, the Company has partnered with China Guangfa Bank, one of the largest commercial banks in China, to establish a third-party custody and settlement arrangement to better protect investors and borrowers. Pursuant to the agreement entered into between China Guangfa Bank and the Company, China Guangfa Bank has set up custody accounts for the funds loaned through the Company’s online consumer finance marketplace and for the Company’s risk reserve fund. Under this arrangement China Guangfa Bank manages the settlement of funds to and from the custody accounts, and the funds of borrowers and investors are segregated from the Company’s own funds.

Securities and Exchange Commission

October 1, 2015

The management fee the Company receives in relation to the automated investing tool, which is not received from investors using the self-directed investing tool, is equal to the interest rate of the loan stated in the Loan Agreement less the expected return to the investor stated in the Lending Service Agreement. The interest rates stated in the Loan Agreement are the same for all loans regardless of pricing grade and vary only based on the term of the loan (e.g. 10% for a 12-month loan, 10.5% for an 18-month loan, 11% for a 24-month loan, 12% for a 36-month loan and 12.5% for a 48-month loan). For example, the interest rates on 12-month Grade A and 12-month Grade D loans are both 10%. The expected return to the investor depends on the length of the Lock-Up Period to which they agree (e.g. 7% for a 1-month term, 7% for a 3-month term, 8% for a 6-month term, 9% for a 9-month term and 10% for a 12-month term) and the average interest returns of the loans underlying their investment, which are also dependent on loan term. Therefore the management fee does not represent an interest return on the investment but is rather a service fee based on the variance between the duration of the investment and the term of the underlying loans. The management fee is the same regardless of the borrower’s credit rating and the credit rating is considered within the risk reserve fund.

As a result of the foregoing, and based on the opinion of the Company’s PRC legal counsel, the Company has concluded that it does not have a contractual right to cash or another financial asset from the borrower that meets the definition of a financial asset, nor does the Company have a contractual obligation to deliver cash or another financial asset to the investor that meets the definition of a financial liability. Ultimately, the Company believes that the definitions of a financial asset and a financial liability in the Master Glossary of the FASB’s Accounting Standards Codification are dependent on the legal and contractual rights and obligations of each party to the arrangement. While the risk reserve fund requires the Company to make payments to the investor in the event of default by the borrower, this guarantee obligation does not result in the Company being a primary obligor to the investor. Instead, the investor remains the creditor of record to the borrower at all times including after an event of default. As a result, the Company should neither record a receivable from the borrower for the loans funded nor a payable to the investor for the amounts invested through the automated investing tool, which is the as with the self-directed investing tool.

The Company is supplementally providing (under a separate cover letter) legal opinions that it obtained from its PRC legal counsel relating to various aspects of its legal obligations pursuant to the Loan Agreement, Lending Service Agreement and the Risk Reserve Fund Service Agreement.

Securities and Exchange Commission

October 1, 2015

2.	We note your critical accounting policy disclosures beginning on page 84 and your responses to comments 4, 5 and 8 filed on August 7, 2015, August 14, 2015 and August 31, 2015. Please tell us and revise your disclosures to clarify the following:

•	Whether investors are able to “opt out” of the risk reserve fund and the amount of loans currently covered by the fund;

The Company respectfully advises the staff that historically investors had the option to “opt in” or “opt out” of the risk reserve fund service. However, as few investors decided to “opt out” of the risk reserve fund service, the Company no longer provides investors with the ability to “opt out” of the risk reserve fund service, and has made acceptance of the Risk Reserve Fund Service Agreement compulsory for all new investors utilizing its platform.

The total contract amount of loans covered by the risk reserve fund was RMB1,621 million (US$261 million) as of March 31, 2015.

The Company proposes to revise the second paragraph under the sub-heading “Service Fees” on page 82 of the August 7 Submission as follows (added text is double underlined):

Almost all of the service fees in 2013 were the risk reserve management fees we charged to investors for opting into our risk reserve fund. Prior to August 2013, we paid loan principal and accrued interest to investors in the event that their loan defaulted, and we charged investors a risk reserve management fee at a rate of 10% of the loan interest for this service. We ended this practice in August 2013 and switched to a guarantee arrangement. Starting in January 2015, we ceased the guarantee arrangement and launched our new risk reserve fund. At the beginning, we charged investors a risk reserve management fee for providing this service on a trial basis. Currently, we have decided to integrate such fee with other service fees we charge investors and we no longer charge investors a separate fee for providing risk reserve fund services. We currently do not provide investors with the ability to opt out of our risk reserve fund service and we have made participation in the risk reserve fund service compulsory for all new investors utilizing our platform. As of March 31, 2015, the total contract amount of loans covered by the risk reserve fund was RMB1,621 million (US$261 million).  See “—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition—Service fees.”

•	The period during 2015 in which you charged investors a separate fee for the risk reserve fund service as disclosed on page 82, the amount received and if material, the revenue recognition policy for that fee;

In January 2015, the Company switched to the new risk reserve fund service model. Under this model, the Company initially charged investors 10% of their interest income as a service fee related to the risk reserve fund. However, following an initial trial period, the Company decided to integrate this fee with the other service fees it charges to investors. This amount is not material and was recognized on a monthly basis.

Securities and Exchange Commission

October 1, 2015

As the trial period during which the Company charged investors separate fees for the risk reserve fund service was very brief and the amount charged is immaterial, the Company believes that it would not be necessary or meaningful to provide additional disclosure relating to the trial period, the amount charged and the revenue recognition policy in the F-1 registration statement.

•	How the rate of return offered to an investor using the automated investing tool correlates to the APR disclosed on page 120;

The Company respectfully advises the staff that the APRs disclosed on page 120 of the August 7 Submission reflect the total cost of capital to be borne by borrowers and include two components: the interest returns that are paid to the investors, and the rate for the fees that are paid to the Company for its services.

The Company respectfully clarifies that, for an investor using the automated investing tool, there is no direct correlation between the investor’s expected return and the APR corresponding to the various loan pricing grades. In addition, the investors do not know what grades of loan they are investing in. Specifically, the interest returns with respect to loans under different pricing grades are set at between 10.0% and 12.5% on an annualized basis depending on the term of the loan (10% for a 12-month term, 10.5% for a 18-month term, 11% for a 24-month term, 12% for a 36-month term and 12.5% for a 48-month term), and the expected return of investors using the automated investing tool varies between 7.0% and 10.0% on an annualized basis depending on the length of the Lock-Up Period and the average interest returns of the loans underlying their investment, which are also dependent on loan term.

The Company proposes to revise the second paragraph under the sub-heading “Automated investing tool” on page 114 of the August 7 Submission as follows (added text is double underlined):

The minimum threshold for a lending commitment made through our automated investing tool is RMB1,000 (US$161.2). In 2014 and the first quarter of 2015, the average amounts invested through our automated investing tool by each investor were RMB76,612 (US$12,348) and RMB71,910 (US$11,600), respectively, and the average annual rates of return to investors were between 7.0% and 10.0%. The specific rate of return offered to an investor using our automated investing tool varies with the duration of the investment term and the average interest returns of the loans underlying the investor’s investment, which are also dependent on loan term.

Securities and Exchange Commission

October 1, 2015

•	Whether the rate of return an investor receives on a loan differs based on the use of the automated investing tool versus the self-directed investing tool and if so, how;

The Company respectfully advises the staff that, as discussed under the previous bullet point, the expected rates of return for investors using the automated investing tool vary between 7.0% and 10.0% on an annualized basis depending on the length of the Lock-Up Period and the average interest returns of the loans underlying their investments, which are also dependent on loan term. For investors using the self-directed investing tool returns depend on the stated interest rate, which varies between 10.0% and 12.5% on an annualized basis depending on the term of the loan the investor chooses, and whether any event of default results in repayment of the principle before maturity. Self-directed investments are made for a minimum of a 12 month loan while an investor using the automated investing tool can invest for periods as short as one month. The typical return for self-directed investments is higher because the investment term is longer.

The Company proposes to revise the second paragraph under the sub-heading “Self-directed investing tool” on page 114 of the August 7 Submission as follows (added text is double underlined):

The minimum threshold for a lending commitment made through our self-directed investing tool is RMB100 (US$16.1). In 2014 and the first quarter of 2015, the average amounts invested through our self-directed investing tool by each investor were RMB51,570 (US$8,319) and RMB40,216 (US$6,487), respectively, and the average rates of return to investors were between 10.0% and 12.5%. The specific rate offered to an investor varies with the duration of the investment term, with 10.0% corresponding to a 12-month loan and 12.5% corresponding to a 48-month loan.

Securities and Exchange Commission

October 1, 2015

•	The amount of loans generated and net charge-off rate for each period by pricing grade similar to the table at the top of page 82;

The Company respectfully advises the staff that the amount of loans generated and net charge-off rates for each period by pricing grade are presented in the table below:

In thousands	For the Year Ended Dec 31			For the Three Months Ended Mar 31
	2013	2014		2014	2015
	RMB	RMB	USD	RMB	RMB	USD
Amount of loans facilitated during the year/period:
Grade A	258,322	1,921,513	309,047	169,728	393,109	63,415
Grade B	—	303,030	48,840	—	33,674	5,432
Grade C	—	—	—	—	22,457	3,623
Grade D	—	8,019	1,292	—	1,171,530	188,987
Total amount of loans facilitated during the year/period	258,322	2,228,562	359,179	169,728	1,620,770	261,457

Accumulated net charge off as of March 31, 2015 for the loan facilitated during the year/period
Grade A	19,746	29,185	4,704	13,646	—	—
Grade B	—	721	116	—	—	—
Grade C	—	—	—	—	—	—
Grade D	—	—	—	—	—	—
Total net charge off of loan facilitated during the year/period	19,746	29,906	4,820	13,646	—	—

Net charge off %
Grade A	7.6%	1.5%	1.5%	8%	—	—
Grade B	—	0.2%	0.2%	—	—	—
Grade C	—	—	—	—	—	—
Grade D	—	—	—	—	—	—
Total net charge off %*	7.6%	1.3%	1.3%	8%	—	—

*	There is no charge-off data for Grade C and Grade D loans as of March 31, 2015 because these loans were introduced by the Company in the first quarter of 2015 and late in the fourth quarter of 2014, respectively, and therefore the relevant charge-off data for these loan products will only become available starting in April 2015 and afterwards based on the M3+ Net Charge Off Rate definition found on page 7 of the August 7 Submission.

Securities and Exchange Commission

October 1, 2015

The charge off data presented above for 2013 and 2014 include amounts guaranteed and paid by Tian Da Xin An, a related company of CreditEase. As a result, these obligations are not recorded in the Company’s consolidated financial statements.

The Company proposes to include the table above after the chart titled “Offline Channels” on page 78 of the August 7 Submission, to be preceded by the following prompt:

The following table provides the amount of loans generated through our platform and the corresponding net charge-off by pricing grade for the periods presented:

•	Who the parties are to the loan agreement; and

The Company respectfully advises the Staff that for each Loan Agreement, there are three parties: the borrower, the investors and the Company.

The Company proposes to revise the paragraph under the sub-heading “Stage 4: Approval, Listing and Funding” on page 117 of the August 7 Submission as follows (added text is double underlined):

Once the loan application is approved, we make a loan agreement available online for the prospective borrower’s review and approval. This loan agreement is between the borrower, the investors who fund the borrower’s loan and our platform. Upon acceptance of the loan agreement, if the loan has not been matched automatically through automated investing tool, the loan is then listed on our marketplace for investors to view. Once a loan is listed on our marketplace, investors may then subscribe to the loan using either our automated or self-directed investing tools. Before a loan is disbursed to the borrower, it must be fully subscribed to by investors. Our liquidity management system is designed to ensure the fast and effective matching of borrowers’ loan applications and investors’ investment demand through the use of detailed demand forecasting model and real time monitoring. Once a loan is fully subscribed, funds are then drawn from a custody account and disbursed to the borrower.

•	Whether the investor fully funds every loan they invest in and does the specified investment period match the loan terms for the automated investing tool.

The Company respectfully advises the Staff that all loans originated through its platform are funded by investors, and the Company has not put in any capital to fund the loans. In addition, all funds provided by investors are wholly invested in borrower loans. In order to encourage investors to diversify their risk, the Company sets a policy capping each investor’s investment in a given loan at 20% of the loan amount. As a result, an investor cannot fully fund any single loan he or she invests in.

Securities and Exchange Commission

October 1, 2015

The Company also respectfully advises the Staff that when investors make loan investments through the automated investing tool, they may agree to differing lock-up periods, which do not necessarily match the term of the underlying loans. The investor has the obligation to hold his or her creditor’s rights against the borrower until the loan matures or the lock-up period expires and the loan is successfully transferred to another investor, whichever happens earlier. If a loan underlying the automated investing tool matures later than the expiration of the lock-up period stipulated by the automated investing tool, upon the expiration of the lock-up period the investor may withdraw from the underlying loan only by transferring his or her creditor’s rights against the borrower of that particular loan to another investor that is willing to take over the creditor’s rights, and the Company will assist the original investor in finding a new investor to take over the creditor’s rights, but does not guarantee it will be successful in doing so. If no new investor is willing to take over the remaining creditor’s right for the loan, the original investor is required to remain as the lender for that particular loan until it reaches maturity. In addition, in the event of an emergency withdrawal before the lock-up period ends pursuant to the terms of the Lending Service Agreement, the investor’s obligation may be released only if the creditor’s rights are successfully transferred to a new investor.

The Company proposes to revise the first paragraph under the sub-heading “Automated investing tool” on page 114 of the August 7 Submission as follows (added text is double underlined):

Our automated investing tool represents the most popular way for investors to extend loans to borrowers through our marketplace. With our automated investing tool, an investor agrees to lend a specified amount of money to borrowers through our marketplace for a specified period of time. Once an investor commits funds using the tool, his funds are automatically allocated among approved borrowers. Our automated investing tool automatically reinvests investors’ funds as soon as a loan is repaid, enabling investors to speed the reinvestment of cash flows without having to continually revisit the site. Unless an emergency withdrawal fee is paid, investors using our automated investing tool are not allowed to withdraw their funds prior to the expiration of the specified investment period, which does not necessarily match the term of the loans to which the automated investing tool allocates the investor’s funds. In 2014 and the first quarter of 2015, the vast majority of funds loaned by investors through our marketplace were invested utilizing this automated investing tool.

Securities and Exchange Commission

October 1, 2015

The Company proposes to revise the first paragraph under the sub-heading “Self-directed investing tool” on page 114 of the August 7 Submission as follows (added text is double underlined):

Our self-directed investing tool enables investors to personally select among the hundreds of new lending opportunities to approved borrowers that are posted on our marketplace every day. After selecting a desired loan, the investor then agrees to lend a specified amount of money to a specific borrower through our marketplace for a specified duration which must match the tenure of the borrower’s loan. In order to encourage investors to diversify their risk, we have a policy capping each investor’s investment in a given loan at 20% of the loan amount. Our platform provides investors using our self-directed investing tool with the ability to use filters based on credit and application data, such as term, amount and interest rate, to screen loans on our platform for review.

3.	As it relates to your response filed on August 14, 2015, please tell us whether an investor using the automated investing tool may withdraw their funds. If so, please tell us what legal obligation you have to refund the investor their investment and fund the related loan?

The Company respectfully advises the Staff that, as stipulated in its Lending Service Agreement with investors relating to the automated investing tool, an investor may not withdraw his or her investment funds during the Lock-Up Period unless an emergency withdrawal fee is paid. Pursuant to the Lending Service Agreement, to the extent loans have not yet matured when the Lock-Up Period ends the Company is only obligated to assist the investor to transfer his or her creditor’s rights to other investors, if such other investors may be found, and the current investor may withdraw his or her funds only after his or her creditor’s rights are transferred to the new investor(s). Additionally, the Company permits investors to apply for emergency withdrawals during the lock-up period, for which the Company charges an emergency withdrawal fee. Similarly, in the situation of emergency withdrawal, the Company’s only obligation is again to assist the investor to transfer his or her creditor’s rights to other investors, if such other investors can be found, so that the investor can withdraw his or her funds. Under both situations outlined above, the Company is not obligated to acquire the investor’s creditor rights or to take other measures to guarantee the investor’s successful withdrawal of his or her funds or to otherwise refund the investor their investment.

The Company is supplementally providing (under a separate cover letter) a legal opinion that it obtained from its PRC legal counsel relating to its legal obligations to refund investors’ investments.

Securities and Exchange Commission

October 1, 2015

4.	We note your responses to comment 4 filed on August 7, 2015, August 14, 2015 and August 31, 2015 regarding the risk reserve fund and the related accounting policy. Please address the following:

•	Explain when an investor would incur a loss on their investment if they opted into the risk reserve fund and tell us where in the risk reserve fund service legal agreement it informs the investor of such risk including if there were no new business to fund the risk reserve fund cash account. Refer to Article 2.4.

The Company respectfully advises the Staff that an investor will incur a loss on his or her investment when the risk reserve fund is not sufficient to repay the overdue principal and interest on a defaulted loan held by the investor.

In practice, when the overdue principal and interest on a defaulted loan are not fully repaid, the creditor’s rights against the default borrower cannot be transferred to another investor, but must stay with the current investor. Moreover, if there were not enough new business to sufficiently fund the risk reserve fund and/or a sufficient number of borrowers were to continue to default on their payments, the investors would incur a loss on the defaulted loans they hold.

The Company also respectfully informs the Staff that it believes it informs investors of the risk of insufficient payment from the risk reserve fund in Article 2.4(2) of the Risk Reserve Fund Service Agreement, which states:

If the current balance of the special account of Risk Reserve Fund is less than the amount of the principal and interests of any installment that is overdue on the Borrowers in respect of all Lenders applying the Risk Reserve Fund, such balance shall be paid among the Lenders in proportion of the amount of the principal and interests overdue towards each of them to the total amount thereof; the amount remaining unpaid thereafter to each Lender for that installment will be carried forward to the next installment, and further payment shall be made from the special account of Risk Reserve Fund on the basis of aforesaid principle, and so on.

The Company respectfully advises the Staff that it believes this clause implies investors will not be able to fully recoup their investment if there were insufficient new business to fund the risk reserve fund.

Securities and Exchange Commission

October 1, 2015

In addition, Article 2.4(3) of the Risk Reserve Fund Service Agreement provides the following:

Lender hereby acknowledges that Hengcheng reserves the right of final explanation on the rules for raising and utilizing the Risk Reserve Fund.

The Company acknowledges that the risk could be more clearly expressed and that it has recorded the risk reserve fund liability without considering any limitations even though the Company believes based on the legal opinion of its PRC legal counsel that it only has a limited liability to investors under the risk reserve fund. Specifically, the Company believes its “right of final explanation on the rules for raising and utilizing the risk reserve fund” and the fact that the investor has no right to demand payment in excess of the risk reserve fund balance limit its liability.

The Company is supplementally providing (under a separate cover letter) a legal opinion that it obtained from its PRC legal counsel relating to the Company’s legal obligations under the Risk Reserve Fund Service Agreement.

•	Tell us the historical look-back period for charge-offs you used to calculate the stand ready guarantee obligation for each pricing grade and the charge-off rate per pricing grade.

The Company respectfully advises the Staff that its operating history for Grade A loans extends from 2012. However, the Company’s look-back period for charge-offs for Grade A loans is from January 2013 to June 2015, or 30 months, as the Grade A loans made during 2012 were part of a research and development stage, and, as a result, the credit risk performance of those loans was not stable or representative of the current and expected future risk performance for Grade A loans. The average loan term for a Grade A loan is approximately 24 months.

For Grade D loans, the Company has a limited operating history, which began during the fourth quarter of 2014. However, CreditEase has offered similar products with similar credit criteria since 2010. The Company believes that the charge-off data from CreditEase may provide a reasonable analogy to the expected performance of the Grade D loans currently being facilitated through the Company’s platform. Because the charge-off rates for these analogous loans made by CreditEase during 2010 and 2011 were lower than the charge-off rates of similar loans in subsequent years, the Company did not utilize this data to calculate the stand ready guarantee obligation, although the Company did consider this in its best case estimates for loan performance. Accordingly, the Company’s look-back period for charge-offs for Grade D loans is from January 2012 to June 2015, or 42 months. The average loan term for a Grade D loan is approximately 30 months.

Securities and Exchange Commission

October 1, 2015

The Company respectfully advises the Staff that there is no performance history for Grade B or Grade C loans that can be referred to, but according to the Company’s credit scoring model, Grade B and Grade C loans bear risks higher than Grade A loans but lower than Grade D loans.

For the historical charge-off rates of the Company’s Grade A loans please see the chart titled “All Loans” on page 78 of the August 7 Submission, as the loans for all periods contained in this chart consist of Grade A loans. The historical charge-off rates for the CreditEase loans that are analogous to the Company’s Grade D loans can be found in the chart on page 79 of the August 7 Submission, as the loans used to generate this chart consist of the same CreditEase loans discussed above.

•	Given your short operating history tell us how you determined that your own history was sufficient to calculate the significant inputs for the discounted cash flow model (e.g. collection rate and growth rate) and how you considered other qualitative factors in your valuation.

The Company respectfully advises the Staff that it believes its 30 months of operating history for Grade A loans and CreditEase’s 42 months of operating history for products analogous to Grade D loans provide a reasonable basis for estimating the average collection rates for charged-off loans. This belief is based on the fact that the Company’s Grade A and Grade D loans have an average loan term of 24 months and 30 months, respectively.

The Company respectfully advises the Staff that the growth rate in its model was developed based on the Company’s three year’s financial plan. It is the Company’s belief that the most important qualitative factors in its valuation are the stability of the unemployment rate and salary levels in the PRC, which may have a correlation to the charge-off rates. According to the PRC Government’s thirteenth five-year plan (2015-2020), the GDP growth rate in China for the next five years should remain around 7%. Based on a projected GDP growth rate of 5% to 7%, the Company does not expect to see a significant impact on the PRC unemployment rate and salary levels in the near term. However, the Company does disclose that the charge-off rates for a particular loan grade would be expected to materially deteriorate if these two factors were negatively impacted by the unexpected slowdown of PRC economy.

Given China’s under-developed credit infrastructure, there is no industry comparable loan performance data that the Company can refer to, thus the Company believes that its and CreditEase’s historical loan performance constitute the best information available to estimate the fair value of the Company’s obligations under the risk reserve fund.

Securities and Exchange Commission

October 1, 2015

•	Tell us the amount of obligation you recognized by pricing grade, if available and the amount of loans covered by the risk reserve fund by pricing grade.

The Company respectfully advises the Staff that the following table shows the roll forward obligation recognized by pricing grade accrued during the first quarter of 2015 through the introduction of the risk reserve fund:

USD’000	Beginning	Accrued obligation	Released obligation	Obligation balance	Loan amount covered by risk reserve fund
Grade A	—	2,668	45	2,623	63,415
Grade B	—	240	1	239	5,432
Grade C	—	180	—	180	3,623
Grade D	—	12,598	53	12,545	188,987

Note: Prior to 2015, obligations were guaranteed and paid by Tian Da Xin An, a related company of CreditEase. As a result, the Company held no obligations as of December 31, 2013 and 2014.

The Company’s risk reserve fund covered all loans facilitated through the Company’s platform in the first quarter of 2015, which had a total contract amount of RMB1,621 million (US$261 million).

5.	We note your response to comment 4 filed on August 31, 2015 and that your subsequent measurement policy for the risk reserve fund liability is to recognize an expense when the amount of contingent liability is in excess of the stand-ready liability or if otherwise, you will recognize revenue. Please tell us if you are tracking your obligation on a loan-to-loan basis in order to know when to release the obligation. If not, explain when you would recognize revenue or release your obligation. In addition, clarify whether you are using fair value to subsequently account for the liability and how you determined this was appropriate.

The Company respectfully advises the Staff that the Company tracks its obligation on a portfolio loan basis, not on a loan-to-loan basis, as the risk reserve fund functions on a portfolio basis, meaning that all reserve funds set aside cover the default risk of every existing and future loan that is subject to the reserve fund protection. The risk reserve fund set aside from any loan can be and would be used on any other loan’s default. As a result, even if an individual loan ends without any default, the Company would not be released from the guarantee obligation of that risk reserve.

Securities and Exchange Commission

October 1, 2015

ASC460-10-35-2 provides guidance on the subsequent accounting of stand-ready obligations:

“Depending on the nature of the guarantee, the guarantor’s release from risk has typically been recognized over the term of the guarantee using one of the following three methods:

(a)	Only upon either expiration or settlement of the guarantee

(b)	By a systematic and rational amortization method

(c)	As the fair value of the guarantee changes.

Although these three methods are currently being used in practice for subsequent accounting, this Subsection does not provide comprehensive guidance regarding the circumstances under which each of these methods would be appropriate. A guarantor is not free to choose any of the three methods in deciding how the liability for its obligations under the guarantee is measured subsequent to the initial recognition of that liability.”

At the 2003 AICPA Conference on Current SEC Developments, the SEC Staff stated:

“So what do we believe the appropriate ‘day two’ accounting for the obligation to stand ready would be? … It would seem a systematic and rational amortization method would most likely be the appropriate accounting.”

Because the Company is not released from the risk reserve obligation, as long as there are existing and incoming loans that are subject to the protection of the reserve fund the Company does not recognize revenue related to the risk reserve fund. Since the adoption of the risk reserve fund model in 2015, the Company has not recognized any revenue related to the risk reserve fund.

When the Company makes payments from the risk reserve fund upon occasions of default, a reduction of the stand-ready liability is recorded.

The Company separately tracks the contingent liabilities of the risk reserve fund that meet the two recognition criteria in ASC 450-20. As long as the contingent liabilities that should be recorded are lower than the balance of the stand-ready liability of the risk reserve fund, the Company does not record any contingent liabilities in addition to the stand-ready liabilities. If contingent liabilities that are not yet paid grow in excess of the risk reserve fund balance, then the Company will recognize an expense and simultaneously record the contingent liability on the financial statements of the Company.

Securities and Exchange Commission

October 1, 2015

As for subsequently accounting for the liability, the Company does not use the fair value method to account for the liability; however, as new loans are generated, the related reserve for those new loans is calculated at fair value.

6.	We note your revenue recognition policy beginning on page F-36 and that you charge investors a management fee to use the automated investing tool. You disclose on page 81 that the transaction fee is charged to borrowers and you receive a portion upfront, up to 42%, and the remainder on a monthly basis over the term of the loan. You also fund your risk reserve cash account with the portion of the transaction fee received up front. You disclose that you charge various other fees, for example late payment fee, too. Please address the following related to your revenue recognition policy in 2015:

•	Tell us all the fees you charge, the payment terms of those fees, whether they are fixed or variable and who pays them (i.e. investor or borrower);

The fees the Company charges and their nature are summarized in the table in Appendix I.

•	If the management fee is paid by a different counterparty than the transaction fee, tell us how you determined it was appropriate to combine these contracts and account for them as a single arrangement under ASC 605; and

In response the Staff’s comment the Company respectfully clarifies that, from a cash flow perspective, except for certain one-time fees charged such as emergency withdrawal fees for investors using the automated investing tool and transfer service fees for investors using the self-directed investing tool, all the fees are paid by borrowers but all services are provided to investors. Thus the investors are the only customers in the arrangement. The Company acts as an agent for investors in facilitating loan transactions, and provides post-loan origination services and risk reserve services to investors. By analogy to guidance related to combining software contracts in ASC 985-605-55-4, the Company concluded that it was appropriate to combine contracts and account for them as a single arrangement.

At loan origination, investors pay cash to the borrower, and the Company deducts the transaction fee from the borrower’s account for the upfront charges. The monthly portion of the transaction fee is paid by the borrower on a monthly basis over the loan period together with the interest paid to investors. The management fee, either for the automated investing tool or for the self-directed investing tool, is also deducted from the interest paid by the borrower to investor.

Securities and Exchange Commission

October 1, 2015

•	Tell us all of the deliverables in your arrangements and explain in greater detail how you identified the various deliverables once the contracts were combined. As part of your response, please tell us whether the deliverables in your arrangements have standalone value and how this was determined based on the guidance in ASC 605-25-25-2. If standalone value exists for certain of these deliverables, please also tell us how you allocated arrangement consideration based on the guidance in ASC 605-25-30-2.

The Company has identified three deliverables under the combined arrangement: financial guarantee under the risk reserve program, facilitation/origination services, and post origination services. The Company has concluded that each deliverable represents a separate unit of account, and consistent with the separation guidance in allocating the consideration, it first allocates the consideration to the risk reserve financial guarantee with the residual being allocated between the other two deliverables on a relative selling price basis.

According to ASC 605-25-25-2, revenue arrangements with multiple deliverables shall be divided into separate units of accounting if the deliverables in the arrangement meet the criteria in paragraph 605-25-25-5. Arrangement consideration shall be allocated among the separate units of accounting based on their relative selling prices (or as otherwise provided in paragraph 605-25-30-4). The amount allocated to the delivered unit of accounting is limited as discussed in paragraph 605-25-30-5. Applicable revenue recognition criteria shall be considered separately for separate units of accounting.

ASC 605-25-25-5 provides that the delivered item or items shall be considered a separate unit of accounting if both of the following criteria are met:

(a)	The delivered item or items have value to the customer on a standalone basis. The item or items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s).

(b)	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.

Securities and Exchange Commission

October 1, 2015

The three identified deliverables under the arrangement—the financial guarantee services under the risk reserve fund program, facilitation/origination services, and post origination services—have value to customers on a standalone basis. Specifically, financial guarantee services are provided by third party guarantee companies on a standalone basis. Post origination services include services such as collection services, cash processing services and automated investing tool services, and both collection services and cash processing services are also provided by third party companies on a standalone basis. As for loan origination/facilitation services and automated reinvestment services, although these are not provided by third parties on a standalone basis, we believe they provide standalone value to investors. The return right/resell criterion is not applicable in the Company’s case, as it operates in the service industry.

According to ASC 605-25-30-2, arrangement consideration shall be allocated at the inception of the arrangement to all deliverables on the basis of their relative selling price (the relative selling price method), except as specified in paragraphs 605-25-30-4 through 30-5. When applying the relative selling price method, the selling price for each deliverable shall be determined using vendor-specific objective evidence of selling price, if it exists; otherwise, third-party evidence of selling price (as discussed in paragraph 605-25-30-6B). If neither vendor-specific objective evidence nor third-party evidence of selling price exists for a deliverable, the vendor shall use its best estimate of the selling price for that deliverable (as discussed in paragraph 605-25-30-6C) when applying the relative selling price method. In deciding whether the vendor can determine vendor-specific objective evidence or third-party evidence of selling price, the vendor shall not ignore information that is reasonably available without undue cost and effort.

As explained in the Company’s supplemental letter to the Staff dated August 31, 2015, the Company has considered how to allocate the remaining proceeds between the other two elements, loan origination/facilitation services and post-origination services. Pursuant to ASC 605, when a sales arrangement contains multiple deliverables, the Company should allocate revenue to each deliverable based on its relative selling price, which is to be determined based on vendor specific objective evidence (“VSOE”) if available, third-party evidence (“TPE”) if VSOE is not available, or estimated selling price (“ESP”) if neither VSOE nor TPE is available.

Securities and Exchange Commission

October 1, 2015

The Company follows the selling price hierarchy established by ASC 605 to determine the revenue allocation. Due to the Company’s innovative business model and the differentiation from competitors’ business strategies, the VSOE and TPE of origination/facilitation services and the automated investing tool services (which is one of the several post-origination services provided to investors) are difficult to obtain. Thus, the Company utilizes ESP, which takes into account external and internal factors relevant to its pricing practices such as costs to be incurred during the delivery of each of the services, profit margins for similar arrangements, customer demand, effect of competitors on the Company’s services, and other market constraints. For collection services and cash processing services (both of which are part of the post-origination services provided to investors), the Company uses TPE of selling price. On average, the allocation resulted in the majority of the revenue being allocated to the loan origination/facilitation services, and the rest of the revenue being allocated to the post-origination services. The fees collected at the inception of the loan are not sufficient to match the allocated origination/facilitation services revenue that should be recognized upfront. However, since the certainty of collection is not assured, the Company defers the revenue recognition for origination/facilitation services until the cash is collected.

As aforementioned, post-origination services include collection services, cash processing services and automated investing tool services. The Company regards all post-origination services as a single deliverable because most of them are provided ratably over the term of the loan, so the timing of revenue recognition would not be impacted by identifying each separate discrete action as a separate deliverable.

Securities and Exchange Commission

October 1, 2015

7.	We note in your responses to comment 7 that ASC 860-50 does apply to you and the servicing you provide is for loans originated on your platform. However, you have concluded that there was no servicing asset or liability for the three-months ended March 31, 2015 because you were adequately compensated for providing the loan services based on the revenue you allocated under the multiple element revenue recognition analysis. Please address the following:

•	Tell us the amount of servicing income you received for the loans originated on your platform for the periods presented and which line item those fees are recognized in on the Statement of Operations;

The Company respectfully advises the Staff that the servicing income for loans originated on the platform was recorded in the “Service fees” and “Others” line items in the consolidated statements of operations of the Company, and the amount of such revenue amounted US$86,000, US$576,000 and US$1,327,000 for the years ended on December 31, 2013, 2014 and the three-month ended March 31, 2015, respectively.

•	Clarify whether your conclusion that there is no servicing asset or liability under ASC 860-50 is for all periods presented in the financial statements or just for those loans originated during the first quarter of 2015;

The Company respectfully advises the Staff that there is no servicing asset or liability under ASC 860-50 for all periods presented in the financial statements.

•	Explain in greater detail how you determined that the benefits you receive to service the loans were just adequate to compensate you for your servicing responsibilities and that a purchaser would neither pay nor receive payment to obtain the right to service for the same rate you are being compensated. As part of this response please describe the valuation model used and inputs in determination that the fair value was $0. Refer to ASC 860-50-30-1 to 7.

The Company respectfully advises the Staff that it reached its conclusion that the benefits received were adequate to compensate it for its servicing responsibilities by comparing the allocated servicing revenue to its best estimate of the amount of benefits of servicing that would fairly compensate a substitute servicer should one be required, which includes the profit that would be demanded in the marketplace as required by ASC 860-50-30-2. In estimating market rate servicing fees to service the loan, taking into account that China is an emerging market for P2P business, the Company also considers the market costs and market margin which are inherently judgmental based on the limited availability of market information. Given the difficulty in obtaining this information, the Company determined that its best estimate of the market price for these cash processing services approximated the costs it was paying to third party providers. The fees for the automated investing tool service were based on the Company’s best estimated costs and margin for automated investing tool services as limited public information for provision of this standalone service is available in the China market.

Securities and Exchange Commission

October 1, 2015

To determine the fair value of the servicing asset (or liability), the Company uses a discounted cash flow model to estimate the fair value of the loan servicing asset or liability, which considers the servicing fee revenue it earns on the loans, estimated market rate of the automated investing tool service, the current principal balances of the loans, expected loan losses and prepayments and projected servicing revenues over the remaining terms of the loans. The difference of the projected revenue for the post-loan services under the multiple element analysis and the estimated market prices of providing such post-loan services were discounted to the respective balance sheet date. The Company noted as the projected revenue is not materially different from the market price with respect to loans facilitated for the two years ended on December 31, 2013, 2014 and the three-month period ended March 31, 2015, no servicing asset (or liability) is recognized.

*            *             *

Securities and Exchange Commission

October 1, 2015

If you have any questions regarding this supplemental submission, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com. Questions relating to accounting and auditing matters of the Company may also be directed to Elsie Zhou, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by phone at +86 10 8520-7142 or via email at ezhou@deloitte.com.cn.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Ning Tang, Executive Chairman, Yirendai Ltd.

Yu Cong, Chief Financial Officer, Yirendai Ltd.

Elsie Zhou, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Chris Lin, Esq., Simpson Thacher & Bartlett LLP

Appendix I

No.	Service type	Fee type	Payer specified in the business contract	Fixed/Variable rate	Description	Payment terms
1	Facilitation/origination service	Transaction fee	Borrower	Fixed	Under the Loan Agreement. For borrower includes loan information consultancy services, credit consultancy and evaluation services, and lender recommendation services. For investor includes borrower recommendation services and facilitating of lending services.	All transaction fees are collected upfront for borrowers acquired through CreditEase’s sales network. Borrowers acquired from online channels typically pay only a portion of the transaction fee upfront and the remainder on a monthly basis over the term of the loan.

2	Financial guarantee service under the risk reserve program	Imbedded in transaction fees and management fees	Investor/Borrower	Fixed	A service fee for management of the risk reserve fund service pursuant to the Risk Reserve Fund Service Agreement.	Payment terms for transaction fees and management fee.

3	Post-origination service	Automated investing tool management fee	Investor	Variable	Fees charged for payment services, collections services and automating investing tool services under the Lending Service Agreement.	Collected monthly from investor’s account.
4	Post-origination service	Self-directed investing tool - management fee	Investor	Fixed	Fee charged for payment and collection services pursuant to the Loan Agreement.	Collected monthly from investor’s account.

5	Contingent service	Penalty fee for late payment	Borrower	Fixed	A penalty fee charged pursuant to the Loan Agreement when the borrower is late with a payment. The fee is paid to the investor who then pays half of the fee to the Company as a collection service fee.	Collect from investor’s account after the borrower pays to the investor.
6	Contingent service	Automated investing tool - emergency withdrawal fee	Investor	Fixed	Fee for facilitating early withdrawal under the Lending Service Agreement.	Collected when investor withdraws.

7	Contingent service	Transfer service fee (self-directed investing tool)	Investor	Fixed	Service fee paid by investors using the self-directed investing tool for assisting the investor with the transfer of a loan to a new investor. Fee paid pursuant to the Loan Agreement.	Collect when self-selecting investor successfully transfers creditor’s rights.
8	Contingent service	Penalty for fraud	Borrower	Fixed	Penalty fee charged to borrower pursuant to the Loan Agreement if the borrower changes the stipulated loan purpose without permission, offers false information or intentionally conceals important facts. Pursuant to the Loan Agreement the investor will have the right to prematurely terminate the Loan Agreement and require the borrower to repay the principal in advance through the Company. The penalty fee paid by the borrower is equal to a fixed percentage of the total amount of loan principal and is split between the investor and the Company.	Collect when the event occurs.
9	Contingent service	Penalty for transfer of debtor’s liabilities	Borrower	Fixed	Penalty fee charged to borrower pursuant to the Loan Agreement if the borrower breaches the relevant provisions of the Loan Agreement, or assigns the liabilities thereunder without permission from the investor and the Company. The penalty fee is equal to a fixed percentage of the total amount of loan principal and is split between the investor and the Company. If the borrower assigns the obligation of paying the platform management fee without permission from the Company, the borrower pays a penalty equal to a fixed percentage of the total amount of the loan principal to the Company.	Collect when the event occurs.